Exhibit 99.6

September 12, 2013

Boards of Directors

Coastway Bancorp, MHC

Coastway Bancorp, LLC

Coastway Bancorp, Inc.

Coastway Community Bank

One Coastway Plaza

Cranston, Rhode Island  02910

Re:                             Plan of Conversion and Reorganization

Coastway Bancorp, MHC

Coastway Bancorp, LLC

Coastway Bancorp, Inc.

Coastway Community Bank

One Coastway Plaza

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Coastway Bancorp, MHC (the “MHC”).  The MHC is the holding company for Coastway Bancorp, LLC, (the “LLC”) the existing mid-tier holding company for Coastway Community Bank (“the “Bank”), all based in Cranston, Rhode Island.  Pursuant to the Plan, the organization will convert from mutual holding company form of organization to the fully public stock form of organization.  A new Maryland stock holding company named Coastway Bancorp, Inc. has been formed (the “Company”).  When the conversion is completed, all of the capital stock of the Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.  Coastway Bancorp, MHC and Coastway Bancorp, LLC will no longer exist.

We understand that in accordance with the Plan, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in a liquidation account maintained by the Company in an aggregate amount equal to the MHC’s total equity as of the date of the latest statement of financial condition used in the prospectus.  The Plan also provides for establishment of a parallel bank liquidation account in the Bank to support the Company’s liquidation account in the event the Company does not have sufficient assets to fund its obligations under the Company’s liquidation account.  The Company and the Bank will hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in the Bank after the conversion.  The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of the Bank (or the Company and the Bank).

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

In the unlikely event that either the Bank or the Company and the Bank were to completely liquidate after the conversion, all claims of creditors, including those of Bank depositors, would be paid first, followed by distribution to depositors as of the Eligible Account Holder record date and the Supplemental Eligibility Record date of their interests in the liquidation account maintained by the Company.  Also, in a complete liquidation of both entities, or of the Bank only, when the Company has insufficient assets (other than the stock of the Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and the Bank has positive net worth, the Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account.  The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Bank’s liquidation account, subject to the same rights and terms as the liquidation account.

Based upon our review of the Plan and our observations that: (1) the liquidation rights become payable only upon the unlikely event of the liquidation of the Bank (or the Company and the Bank); (2) that liquidation rights in the Company automatically transfer to the Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of the Bank; and, (3) that upon written request of the Federal Reserve Board, the Company shall, or upon the prior written approval of the Federal Reserve Board, the Company may, at any time after two years from the completion of the Conversion, transfer the Liquidation Account to the Bank and the Liquidation Account shall be assumed by the Bank, at which time the interests of the Eligible Account Holders and Supplemental Eligible Account Holders will be solely and exclusively established in the Bank Liquidation Account, we are of the belief that the benefit provided by the Bank’s liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the paragraphs above.  We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,
RP Financial, LC.